                      SECURITIES AND EXCHANGE COMMISSION
                           Washington,  D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)


                          SUNBELT NURSERY GROUP, INC.
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                                (Name of Issuer)



                     Common Stock, $.01 Par Value Per Share
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                         (Title of Class of Securities)


                                   866925100
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                                 (CUSIP Number)

                   Timothy R. Duoos, 32382 Del Obispo Street,
                 San Juan Capistrano,  CA  92675,  714/248-3811
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 7, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [      ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.  866925100
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     (1)  Names of Reporting persons S.S. or I.R.S. Identification Nos, of Above
          Persons

          Timothy R. Duoos
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group
                                                     (a)  [   ]
                                                     (b)  [ X ]
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     (3)  SEC Use Only

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     (4)  Source of Funds

          PF
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2 (d) or 2 (e)            [    ]

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     (6)  Citizenship or Place of Organization

          U.S.
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Number of                 (7)  Sole Voting Power         3,560,500 shares
Shares Bene-              ------------------------------------------------------
ficially                  (8)  Shared voting Power             -0- shares
Owned by                  ------------------------------------------------------
Each Report-              (9)  Sole Dispositive Power    3,560,500 shares
ing Person                ------------------------------------------------------
with                     (10)  Shared dispositive Power        -0- shares
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person
               3,560,500 shares*
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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [   ]
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     (13) Percent of Class Represented by Amount in Row (11)
               39.2%*
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     (14) Type of Reporting Person (See Instructions)
               IN
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* Assumes 300,000 Preferred Shares and 60,000 options to purchase Common Stock will be converted to Common Stock at a conversion price of $1.00 per share.
Such Conversion price cannot be determined until after the required filing date of this Schedule 13D (See Item 5).

                                AMENDMENT NO.1
                                TO SCHEDULE 13D

The Reporting Person, Timothy R. Duoos, hereby amends its Schedule 13D relating to the Common Stock, par value $.01 per share, of Sunbelt Nursery Group, Inc., a Delaware corporation (Issuer) as set forth herein.

ITEM 2.   IDENTITY AND BACKGROUND.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities of the Issuer acquired by Reporting Person as reported in
     Item 5, were acquired with personal funds ($300,000).

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired the securities and holds the Issuer's common stock for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     According to the information provided by the Issuer in its Amendment to the Annual Report on Form 10K/A-1 dated as of September 30, 1997, there were 8,500,000 shares of the Issuer's common stock outstanding at the present time:

     Reporting Person, beneficially owns an aggregate of 3,650,500 shares of the Issuer's common stock, constituting approximately 39.2% of the Issuer's outstanding shares, including 360,000 shares that Reporting Person has the right to acquire.

     Effective January 7, 1998, Reporting Person purchased 300,000 shares of Series A Cumulative Convertible Preferred Stock for $1.00 per share. These shares are convertible into shares of common stock of the Issuer at a conversion price to be based on the average sales price (or, if no sale, on the average of the bid and asked prices) for the ten trading days following the date of purchase. For purposes of this filing, the number of shares into which the Preferred Stock may be converted is estimated to be 300,000 (based on a conversion price of $1.00 per share). The Common Stock issuable upon exercise of the Warrants and conversion of the Preferred Stock is subject to certain demand and participatory registration rights.

     Effective December of 1997, Reporting Person received options to purchase 60,000 shares of the Company's Common Stock for $1.00 per share, in exchange for a personal guarantee of debt incurred by the Company in association with the purchase of equipment.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The acquisition of the preferred stock of the Issuer of Reporting Person is subject to a Stock Purchase Agreement dated December 30, 1997. Said Agreement is attached hereto as an exhibit in Item 7.

     The exercises of options are subject to an executive committee resolution dated October 10, 1997. Said agreement is attached hereto as an exhibit in
     Item 7.

     ITEM 7.  EXHIBITS.

     99.1  Stock Purchase Agreement dated December 30, 1997.

     99.2  Minutes of Executive Committee Resolution.


                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Date:  February 10, 1998      /s/ Timothy R. Duoos
                                   --------------------
                                   Timothy R. Duoos
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                                 EXHIBIT INDEX


Exhibit
Number                              Description
------                              -----------

99.1        Stock Purchase Agreement dated December 30, 1997.

99.2        Minutes of Executive Committee Resolution.